MONTHLY REPORT - NOVEMBER, 2004
                              Global Macro Trust
             The net asset value of a unit as of November 30, 2004
               was $  947.82, up  9.6% from   $ 865.12 per unit
                            as of October 31, 2004.

                                      Managing          Unit
                                       Owner          Holders          Total
Net Asset Value (404,060.563      $   3,590,373     345,969,640     349,560,013
   units) at October 31, 2004
Addition of 9,135.830 units on                0       7,903,586       7,903,586
   November 1, 2004
Redemption of 3,234.406 units on             (0)     (3,065,635)     (3,065,635)
   November 30, 2004
Net Income (Loss) - November, 2004      365,390      33,895,340      34,260,730
                                    -----------  --------------  --------------
Net Asset Value at November 30,   $   3,955,763     384,702,931     388,658,694
   2004
                                    ===========  ==============  ==============
Net Asset Value per Unit
at November 30, 2004
(410,055.933 units inclusive
of 93.946 additional units.)                    $        947.82


                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $  (812,281)    (52,126,197)

      Change in unrealized gain (loss) on open       36,876,996      52,977,659
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           (16,989)       (493,079)


   Interest income                                      414,428       3,507,299

   Foreign exchange gain (loss) on margin               171,101         527,327
      deposits

Total: Income                                        36,633,255       4,393,009

Expenses:
   Brokerage commissions                              2,208,356      19,793,276

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               164,169       1,510,076


Total: Expenses                                       2,372,525      21,303,352

Net Income (Loss) - November, 2004                 $ 34,260,730     (16,910,343)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net
Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.



     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554


Dear Investor:

Global Macro Trust ("GMT") was up 9.56% for November. Year-to-date the Fund is down 6.02%.

In November, the dollar's decline accelerated and currency trading was quite profitable. Also profitable were interest rate, stock index and metals futures trading. Energy trading was unprofitable, and agricultural commodity trading was flat.

Fueling the decline in the dollar were remarks by Treasury Secretary Snow that market forces should determine exchange rates - read by the markets as the Administration's acquiescence to a weak dollar - and a warning by Fed Chairman Greenspan that foreign investors couldn't be expected to prop up the U.S. budget and current account deficits forever. In addition, reports circulated that the Chinese, Indian and Russian central banks expressed concern about the dollar and indicated they might shift some reserves into other currencies. Long positions versus the dollar were profitable in Asian currencies (Korea, Japan, Singapore), European currencies (euro, Swiss, Norway, Czech, Sweden, U.K.) and commodity currencies (Australia, New Zealand, South Africa, Canada). Trading in eight non-dollar crosses was flat.

The weak dollar, while probably positive for domestic manufacturers, almost certainly implies higher interest rates to attract the foreign capital necessary to fund the U.S. current account deficit, and this was finally recognized by the markets after Mr. Greenspan's remarks which triggered a sell-off in Treasuries. Losses were sustained on long positions in U.S.
5 and 10-year notes and 30-year bonds, but the losses were outweighed by profits on long positions in European and Japanese interest rate futures and on a short position in short-term eurodollar deposits.

World stock markets took the currency and interest rate volatility in stride, and long positions were profitable in U.S., Hong Kong, Australian, South African, German, Spanish and British indices. Short positions in the Nikkei and long positions in the Japanese Topix resulted in a small loss.

In metals, long positions in gold and copper were profitable, as were to a lesser extent long positions in lead, nickel, silver and aluminum. A long position in tin generated a small loss.

Energy retraced part of its run-up in November, and losses were sustained on long positions in crude oil, heating oil, unleaded gasoline, kerosene, natural gas and gas oil.

In the agriculturals, trading in six grains was flat and a small loss from trading five tropical softs was offset by a small gain on a long position in hogs.


                              Very truly yours,


                               Millburn Ridgefield Corporation
                                Harvey Beker, co-Chairman
                                George E. Crapple, co-Chairman